UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                               Pharmacopoeia Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    71713B104
                                  (CUSIP Number)

                                February 15, 2001

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[x]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71713B104

               1. Names of Reporting Persons or I.R.S. Identification Nos. of above persons (entities only)

                    Corning Incorporated
                    I.R.S. Identification No.:  16-0393470

               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    [ ] (a)
                    [ ] (b)

               3.   SEC Use Only

               4.   Citizenship or Place of Organization

               5.   Sole Voting Power _______
Number of
Shares         6.   Shared Voting Power _______
Beneficially
Owned by       7.   Sole Dispositive Power _______
Each Reporting
Person With    8.   Shared Dispositive Power _______

               9. Aggregate Amount Beneficially Owned by Each Reporting Person _______

               10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

               11.  Percent of Class Represented by Amount in Row (9) _______

               12.  Type of Reporting Person (See Instructions) _______

Item 1.             (a)  Issuer:  Pharmacopeia Inc.

                    (b)  Address:  CN 5350
                         Princeton, NJ  08543-5350

Item 2.             (a)  Name of Person Filing:

                         Corning Incorporated

                    (b)  Address of Principal Business Offices:

                         One Riverfront Plaza
                         Corning, New York  14831

                    (c)  Citizenship:

                         New York

                    (d)  Title of Class of Securities:

                         Common Stock

                    (e)  CUSIP Number:  71713B104

Item 3.             Not Applicable

Item 4.             Ownership

                    (a)  Amount Beneficially Owned    1,702,081

                    (b)  Percent of Class     7.3

                    (c)  Number of Shares as to Which Person Has:

                         (i)   Sole Power to Vote or Direct the Vote  1,702,081

                         (ii)  Shared Power to Vote or Direct the Vote  ______

                         (iii) Sole Power to Dispose or Direct the
                               Disposition of  1,702,081

                         (iv)  Shared Power to Dispose or Direct the
                               Disposition of _____

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not Applicable

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable

Item 8.             Identification and Classification of Members of the Group.

                    Not Applicable

Item 9.             Notice of Dissolution of Group.

                    Not Applicable

Item 10.            Certification.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 21, 2001

                                   CORNING INCORPORATED

                                   By:      /s/ A. John Peck, Jr.
                                          ------------------------------------
                                   Name:    A. John Peck, Jr.
                                   Title:   Sr. Vice President and Secretary